FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of September, 2003

GENERAL COMPANY OF GEOPHYSICS

(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]        Form 40-F [     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [     ]        No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SECOND QUARTER 2003 CONSOLIDATED RESULTS
SIGNATURES

COMPAGNIE GENERALE DE GEOPHYSIQUE

SECOND QUARTER 2003 CONSOLIDATED RESULTS

Net result of Euros 6,5 millions, + 10% compared to Q2 2002,
Ratio of net debt to equity reduced to 33%

September 4th, 2003,

Compagnie Générale de Géophysique (ISIN: FR0000120164 ; NYSE : GGY) ) published today its 2nd quarter 2003 unaudited results.

Consolidated Statement of Earnings

(in millions of Euros)			(French GAAP)
at June 30th	H1 2003	H1 2002	Q2 2003	Q2 2002

Operating revenues	318.9	336.3	162.2	178.5
Operating profit	11.9	16.9	8.5	9.8
Income from equity investments	4.9	1.2	1.9	1.0
Net interest expenses	(12.2)	(14.3)	(3.8)	(7.6)
Exchange gains (losses)	6.1	4.7	5.3	6.2
Income taxes	(6.7)	(4.8)	(4.0)	(1.9)
Goodwill amortization	(3.0)	(3.3)	(1.5)	(1.6)
Minority interest	0.0	(0.1)	0.1	0.0
Net income	1.0	0.3	6.5	5.9

Earnings per share in Euro	0.09	0.03	0.56	0.51
Average number of shares	11.680.718	11.680.718	11.680.718	11.680.718

Revenues:

In a predominantly US$ denominated market affected by a negative exchange impact versus the Euro of 21% in one year, total revenues for the first half 2003 were Euros 318.9 million (US$351.5 million) up 17% in US$ and down 5% in Euros compared to the same period last year (Euros 336.3 million, US$300.6 million). Total revenues for the second quarter 2003 were Euros 162.2 million (US$183.9 million) up 13% in US$ and down 9% in Euros compared to the same period last year (Euros 178.5 million, US$163.4 million).

Revenues per segment:

First half 2003 revenues for Geophysical Services were Euros 241 million (US$265 million), up 28% in US$ and up 4% in Euros compared to the same period last year.

For the second quarter 2003, Geophysical Services revenues were Euros 115 million (US$131 million), up 14% in US$ and down 8% in Euros compared to the same period last year (Euros 125 million, US$115 million).

First half 2003 revenues Sercel’s Geophysical equipment total sales were Euros 88 million (US$98 million), down 24% in US$ and 38% in Euros compared to the same period last year (Euros 143 million, US$128 million). Sercel’s Geophysical equipment external sales for the first half 2003 were Euros 78 million (US$87 million) down 7% in US$ and down 25% in Euros compared to the first half of 2002 (Euros 104 million, US$93 million).

Sercel’s Geophysical equipment total sales for the second quarter 2003, were Euros 50 million (US$57 million), down 23% in US$ and down 38% in Euros compared to the second quarter 2002 (Euros 81 million, US$74 million). Sercel’s Geophysical equipment external sales for the second quarter 2003 were Euros 47 million (US$53 million) up 9% in US$ and down 12% in Euros compared to the second quarter of 2002 (Euros 53 million, US$49 million).

Operating Result:

The Group Operating Result for the second quarter 2003 is a profit of Euros 8.5 million compared to a profit of Euros 9.8 million for the second quarter of 2002. The operating result for the Geophysical Services segment for the second quarter 2003 is a loss of Euros 2.3 million compared to a profit of Euros 1.7 million for the same quarter in 2002.

Operating result from Sercel for the second quarter 2003 is a profit of Euros 11.4 millions profit (23% operating margin) compared to a Euros 13.5 million profit for the comparable period of 2002 (17% operating margin).

The Group Operating Result for the first half of 2003 is a Euros 11.9 million profit, down 30% compared to a Euros 16.9 million in the first half of 2002. The operating result for the Geophysical Services for the first half of 2003 is a loss of Euros 1.1 million compared to a profit of Euros 1.9 million in the first half of 2002.

The operating profit for Sercel for the first half of 2003 is a profit of Euros 16.6 million, (19% operating margin), compared to a profit of Euros 25.3 million in the first half of 2002 (18% operating margin).

The decrease of the second quarter 2003 operating performance results principally from the negative impact of the €/$ exchange rate and from the continuing pressure on prices in the marine and land exclusive acquisition segments. In this last segment, ever growing operational risks resulting from a very unbalanced contractual situation adds significant difficulties to the strict commercial pressure. This situation could result in the reassessment by CGG of its geographical presence in certain land acquisition markets. Multi-clients sales and processing confirmed in Q2 2003 their good Q1 2003 levels of activity. At the end of June 2003, the net book value of the marine multi-clients library was Euros 132.6 million. Sercel, in an improving land equipment market, achieved an excellent level of profitability with an operating margin of 23%.

Segment Information:

at June 30th	H1 2003	H1 2002	Q2 2003	Q2 2002

Operating revenues
Services	241.2	232.7	115.5	125.5
Products	88.2	143.2	50.5	81.4
Elimination	(10.5)	(39.6)	(3.8)	(28.4)
Total	318.9	336.3	162.2	178.5
Operating profit (loss)
Services	(1.1)	1.9	(2.3)	1.7
Products	16.6	25.3	11.4	13.5
Corporate	(5.3)	(5.4)	(2.6)	(2.9)
Elimination	1.7	(4.9)	2.0	(2.5)
Total	11.9	16.9	8.5	9.8

EBITDA:

Adjusted EBITDA at the end of June 2003 was Euros 100 million, an increase of 6% compared to Euros 95 million in 2002 and represented 31% of the revenues.

at June 30th	H1 2003	H1 2002	Q2 2003	Q2 2002

Cash flow from operations*	118.7	74.0	70.5	9.8
Capital expenditure	(18.6)	(67.2)	(9.2)	(50.1)
Investment in library	(66.7)	(60.4)	(34.4)	(28.9)
(*) after change in working capital

Net Profit:

The net Group consolidated result for the second quarter of 2003 is a profit of Euros 6.5 million compared to a profit of Euros 5.9 million for the second quarter of 2002.

The net Group consolidated result for the first half of 2003 is a Euros 1.0 million profit, compared to a Euros 0.3 million profit for the first half of 2002.

at June 30th	H1 2003	H1 2002	Q2 2003	Q2 2002

Net Result	1.0	0.3	6.5	5.9
Earnings per share (€)	0.09	0.03	0.56	0.51
Number of shares	11.680.718	11.680.718	11.680.718	11.680.718

Shareholder Equity and Net debt:

As of June 30th 2003, net debt stands at Euros 138.1 million (US$158 million), representing 32.6% of the equity (Euros 423.4 million). The significant reduction of the net debt during the 2nd quarter 2003 principally results from an improvement in working capital requirement. Net cash available at the end of June 2003 was Euros 130.9 million.

at June 30th	H1 2003	H1 2002

Shareholders’ equity	423.4	433.3
Net debt	138.1	245.2
Gearing ratio	32.6%	56.6%

As of September 1st 2003, the Group Backlog was US$230 million, down 20% compared to last year. This decrease is particularly significant in the land acquisition segment that will as a result operate at a low level during the second half of 2003. Consequently, a program of cost reduction will be initiated and should be finalized during the second semester 2003 for an implementation early 2004.

Chairman and CEO Robert Brunck stated:

“ These first half 2003 results confirm the good relative performance of CGG in its sector. We have maintained our profitability despite an unfavourable dollar and have further reduced our debt. However, our industry is still facing a very uncertain environment and a persistent overcapacity. In this context, which will particularly affect our second semester, we remain focused on the management of cash and debt and on our operational performance. A restructuring program which will substantially lower our fixed costs, will be initiated in the land acquisition segment, which has been particularly affected by the current market conditions. Concerning the evolution of our participation in the capital of PGS, the financial restructuring process is progressing according to the anticipated schedule. The final conclusion of this process constitutes a prerequisite prior to any further strategic development ”

The information included herein contains certain forward looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Contacts :	Christophe PETTENATI-AUZIERE	(33) 1 64 47 36 75
	Christophe BARNINI	(33) 1 64 47 38 10

Email : invrel@cgg.com     Internet site : http://www.cgg.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 — Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date: September 4th 2003	By Senior Executive Vice President, Strategy, Control & corporate planning /Christophe PETTENATI-AUZIERE /